UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE13G/A


               Under the Securities Exchange Act of 1934

                        (Amendment No__11__)*


                              MFRI, INC.
---------------------------------------------------------------------

                           (Name of Issuer)


                                Common
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                    (Title of Class of Securities)


                              552721102
                          -----------------
                            (CUSIP Number)


                          December 31, 2012
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        (Date of Event Which Requires Filing of this Statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    /x/ Rule 13d-1(b)
    /x/ Rule 13d-1(c)
    / / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1745 (3-98)
                           Page 1 of 8

CUSIP No. 552721102
--------------------

    1.  Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only)

        WEDBUSH, Inc.
---------------------------------------------------------------------
   2.   Check the Appropriate Box if a Member of a Group
   	(See Instructions)

       (a) /x/
       (b) / /
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   3.   SEC Use Only
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   4.   Citizenship or Place of Organization

        California
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     Number of Shares  5. Sole Voting Power                   207,127
     Beneficially by   ----------------------------------------------
     Owned by Each     6. Shared Voting Power                 232,578
     Reporting         ----------------------------------------------
     Person With:      7. Sole Dispositive Power              207,127
                       ----------------------------------------------
                       8.Shared Dispositive Power             260,052

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   9.  Aggregate Amount Beneficially Owned by Each Reporting Person

       260,052
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   10.  Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)

        / /
---------------------------------------------------------------------
   11.  Percent of Class Represented by Amount in Row (9)

        3.8%
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   12.  Type of Reporting Person (See Instructions)

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        CO

CUSIP No. 552721102
--------------------

    1.   Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         Edward W. Wedbush
---------------------------------------------------------------------
   2.   Check the Appropriate Box if a Member of a Group
        (See Instructions)

        (a) /x/
        (b) / /
---------------------------------------------------------------------
   3.   SEC Use Only
---------------------------------------------------------------------
   4.   Citizenship or Place of Organization

        United States of America
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     Number of Shares     5. Sole Voting Power                366,121
     Beneficially by   ----------------------------------------------
     Owned by Each        6. Shared Voting Power              384,569
     Reporting         ----------------------------------------------
     Person With:         7. Sole Dispositive Power           366,121
                       ----------------------------------------------
                          8.Shared Dispositive Power          419,046

---------------------------------------------------------------------
   9.   Aggregate Amount Beneficially Owned by Each Reporting Person

        419,046
---------------------------------------------------------------------
   10.  Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)

        / /
---------------------------------------------------------------------
   11.  Percent of Class Represented by Amount in Row (9)

        6.1%
---------------------------------------------------------------------
   12.  Type of Reporting Person (See Instructions)

---------------------------------------------------------------------
        IN

CUSIP No. 552721102
--------------------

    1.   Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         Wedbush Securities, Inc.
---------------------------------------------------------------------
   2.    Check the Appropriate Box if a Member of a Group
         (See Instructions)

          (a) /x/
          (b) / /
---------------------------------------------------------------------
   3.   SEC Use Only
---------------------------------------------------------------------
   4.   Citizenship or Place of Organization

        California
---------------------------------------------------------------------
     Number of Shares    5. Sole Voting Power                25,451
     Beneficially by   ----------------------------------------------
     Owned by Each       6. Shared Voting Power              25,451
     Reporting         ----------------------------------------------
     Person With:        7. Sole Dispositive Power           25,451
                       ----------------------------------------------
                         8.Shared Dispositive Power          52,925

---------------------------------------------------------------------
   9.   Aggregate Amount Beneficially Owned by Each Reporting Person

        52,925
---------------------------------------------------------------------
   10.  Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)

        / /
---------------------------------------------------------------------
   11.  Percent of Class Represented by Amount in Row (9)

        0.8%
---------------------------------------------------------------------
   12.  Type of Reporting Person (See Instructions)
---------------------------------------------------------------------

        BD

Cusip No. 552721102           13G MFRI, INC.

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Item 1. Name and Address of Issuer.

(a) This statement relates to the shares of the common stock of MFRI, INC. ("Issuer").


(b)   Issuer's address: 7720 Lehigh Avenue,
      Niles, Illinois 60714


Item 2. Filers

(a)   This statement is filed by WEDBUSH, Inc. ("WI"),
      Edward W. Wedbush ("EWW"), and Wedbush Securities,
      Inc. ("WS").

(b)   Business address of the above filers are as follows:
      WI - 1000 Wilshire Blvd., Los Angeles, CA 90017-2457
      EWW - P.O. Box 30014, Los Angeles, CA 90030-0014
      WS - P.O. Box 30014, Los Angeles, CA 90030-0014


(c) WI is a California corporation. EWW is a citizen of the United States of America. WS is a California corporation.

(d)   Common stock

(e)   552721102


Item 3. Classification of Filers

(a)        WI is a control person

(b) - (j)  Not applicable

(g)	   WS is a broker/dealer

(b) - (j)  Not applicable

(b) - (j)  Not applicable

Item 4. Ownership

(a) WI has sole ownership of 207,127 Shares of the Issuer, EWW has sole ownership of 366,121 Shares and WS has sole ownership of 25,451.

(b)   Of the Shares outstanding, WI owns approximately 2.99%,
      EWW owns approximately 5.29% and WS owns 0.37%.

(c)   Number of Shares as to which the filer has:

      (i) Sole power to vote: WI has sole power to vote on 207,127 Shares, EWW has 366,121 Shares, and WS has 25,451 Shares.

      (ii)  Shared power to vote: WI has 232,578 Shares,
            EWW has 384,569 Shares, and WS has 25,451 Shares.

      (iii) Sole power to dispose: WI has sole power to dispose on 207,127 Shares, EWW has 366,121 Shares, and
            WS has 25,451 Shares.

      (iv)  Shared power to dispose:  WI has 260,052 Shares,
            EWW has 419,046 Shares, and WS has 52,925 Shares.

Item 5. Ownership of Five Percent or Less of a Class.

     	Not applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another.

        Not applicable.

Item 7. Identification and Classification of Subsidiary which
        Acquired the Securities Being Reported on by the Parent
        Holding Company.

     	Not Applicable.

Item 8.     Identification and Classification of Members of a Group.

Name                      Category       No.ofShares       Percentage

WEDBUSH, Inc.             CO             207,127           2.99%
Edward W. Wedbush         IN             366,121           5.29%
Wedbush Securities        BD              24,517           0.37%

Edward W. Wedbush owns approximately 50% of the issued and outstanding shares of WEDBUSH, Inc., which is the sole shareholder of Wedbush Securities Inc. Mr. Wedbush is also the Chairman of the Board of WEDBUSH, Inc. and the President of Wedbush Securities Inc. The foregoing should not be construed as an admission of beneficial ownership of the securities held or controlled by WEDBUSH, Inc. or Wedbush Securities Inc.


Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.




                              Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


       WEDBUSH, Inc.

02/08/13
---------------------------
Date

ERIC D. WEDBUSH
------------------
Eric D. Wedbush
---------------------------
Signature

ERIC D. WEDBUSH
------------------
Eric D. Wedbush/ President
---------------------------
Name/Title




       Edward W. Wedbush

02/08/13
---------------------------
Date

EDWARD W. WEDBUSH
------------------
Edward W. Wedbush
---------------------------
Signature

EDWARD W. WEDBUSH
------------------
Edward W. Wedbush
---------------------------
Name/Title



        Wedbush Securities, Inc.



02/08/13
---------------------------
Date

EDWARD W. WEDBUSH
------------------
Edward W. Wedbush
---------------------------
Signature


Edward W. Wedbush/ President
---------------------------
Name/Title